Exhibit 99.4

FLEXSHOPPER, INC.
(FORMERLY ANCHOR FUNDING SERVICES, INC.)
REPORTS SECOND QUARTER 2014 RESULTS, ACCELERATING LEASE ORIGINATIONS AND GROWING ECOMMERCE BUSINESS

Boca Raton, FL (August 14, 2014) - FlexShopper, Inc. (OTCQB Symbol: FPAY) announced today its results of operations for the three and six months ended June 30, 2014. For the three and six months ended June 30, 2014, lease revenues were $689,329 and $793,250, respectively. FlexShopper began originating lease-to-own transactions of durable goods in late December 2013 and, therefore, had no revenues for the comparable periods of 2013. FlexShopper originated 765 leases in the first quarter of 2014, and 2,136 leases in the second quarter, resulting in 2,901 lease originations for the six months ended June 30, 2014. FlexShopper’s current lease portfolio is in excess of 4,500 leases.

FlexShopper had a net loss from continuing operations of $1,244,069 and $2,445,444 for the three and six months ended June 30, 2014, respectively. The net loss from continuing operations is primarily the result of operating expenses of $1,429,533 and $2,683,298 associated with starting and operating the new FlexShopper business for the three and six months ended June 30, 2014, respectively.

In the second quarter, FlexShopper successfully sold its Anchor Funding Services business. The sale of the Anchor assets was completed on June 16, 2014 and resulted in income from discontinued operations of $570,973 and $825,619 for the three and six months ended June 30, 2014, respectively. This income combined with the net losses from continuing operations resulted in net losses of $673,096 and $1,619,825 for the three and six months ended June 30, 2014.

Brad Bernstein, President, stated, “We are pleased with the quarterly growth in lease originations that we are experiencing since our launch. We are also pleased that our lease-to-own ecommerce marketplace now features over 38,000 items and increasing, including brand name electronics, computers and appliances. Online orders are also growing, representing approximately 56% of our lease originations in July. We are very excited about testing direct response television advertising in the next few months and believe this will further accelerate our lease originations. While fulfilling our vision of enabling lease to own consumers to shop online for what they want, where they want, we are also positioning ourselves as the only platform that can provide retailers and etailers with three ways of increasing their sales: in the store, online and in our marketplace. We enable merchants to sell to more than 50 million consumers that don't have sufficient credit or cash to buy from them. We believe the market for our services is over $20 billion."

About FlexShopper
FlexShopper, LLC, a wholly owned subsidiary of FlexShopper, Inc. (FPAY) is a financial and technology company that provides brand name durable goods to consumers on a lease to own (LTO) basis through its ecommerce marketplace (FlexShopper.com) and also provides the technology for retailers and etailers to enter into transactions with consumers that want to obtain durable goods, but do not have sufficient cash or credit. FlexShopper also funds the LTO transactions by paying merchants for the goods and collecting from consumers under an LTO contract.

Management believes that the introduction of FlexShopper's LTO programs support broad untapped expansion opportunities within the U.S. consumer e-commerce and retail marketplaces. FlexShopper and its online LTO products will provide consumers the ability to acquire durable goods, including electronics, computers and furniture, on an affordable payment, lease basis. Concurrently, etailers and retailers that work with FlexShopper may substantially increase their sales by utilizing FlexShopper's online channels to connect with consumers that want to acquire products on an LTO basis.

Forward-Looking Statements
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including those risks and uncertainties described in the Risk Factors and in Management's Discussion and Analysis of Financial Condition and Results of Operations sections of our most recently filed Annual Report on Form 10-K and our subsequently filed Quarterly Reports of Form 10-Q. We urge you to consider those risks and uncertainties in evaluating our forward-looking statements. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Contact:
FlexShopper, Inc.
Morry F. Rubin
Co-Chairman & CEO
561-353-1349
Morry.Rubin@flexshopper.com

Brad Bernstein, CPA
President & CFO
561-367-1504
Brad.Bernstein@flexshopper.com